UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Signs Offer to Acquire a Surveying Firm in the US West Expanding Drone as a Service Footprint to Serve Precision Agriculture, Ranching and Wildfire Management
99.2	ZenaTech Accelerates US Defense Engagement Efforts with Customer Field Demonstrations and Planned ZenaDrone Pilots in 2026
99.3	ZenaTech Launches Q1 2026 Opening of the Zena AI Baton Rouge R&D Center, Supporting U.S. Defense, DARPA, Federal AI, and Quantum Computing Initiatives
99.4	ZenaTech Closes Acquisition of Vara 3D, a Utah-Based Surveying and Mapping Firm Expanding Drone-as-a-Service to the High-Growth Solar Infrastructure Market
99.5	ZenaTech Completes Three Acquisitions Accelerating North American Drone-as-a-Service Expansion and Service Capabilities
99.6	ZenaTech’s ZenaDrone Subsidiary Positioned for U.S. Defense and Government Demand for NDAA-Compliant Drones from Recent FCC Public Notice
99.7	ZenaTech Completes 20th Acquisition in Year One of Drone as a Service, Strengthening California Wildfire Management and Public Works Opportunities
99.8	ZenaTech Signs Offer to Acquire a Power Washing Company with Multiple Locations Across Two States, Expanding Drone as a Service Capabilities in a Sector Growing at 17% Annually
99.9	ZenaTech to Provide an Update on its Global Drone as a Service Expansion and Defense Sector Progress at Three Upcoming Investor Conferences
99.10	ZenaTech Announces the New ZenaDrone IQ Quad Drone to Support Growth in Land Survey, Construction, Urban Planning and Public Works Markets
99.11	ZenaTech Progresses its Proprietary Quantum Computing Hardware Platform for Defense, Homeland Security and Government Applications

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2026

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer